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                                                                    EXHIBIT 99.1

                                                                 Fair Disclosure
                                                           [English Translation]
                                                               February 23, 2005

                             BUSINESS PLAN FOR 2005


1.       Type of information
         - Period covered by the forecast: January 1, 2005 ~ December 31, 2005
         - Subject of the forecast/outlook: 2005 business plans (revenues, operating profit, net income, EBITDA and CAPEX)

2.       Basis of the forecast: Resolution of hanarotelecom's 80th BOD meeting

3.       2005 business plan
         - Revenues: KRW 1,560 billion
         - Operating profit: KRW 150 billion
         - Net income: KRW 41.8 billion
         - EBITDA: KRW 600 billion
         - CAPEX: KRW 299 billion

4. The reason for filing the fair disclosure: hanarotelecom distributed the press release, which contains the above-mentioned 2005 business plans, to investors and media outlets in and out of Korea and posted the information on the Company's website in the morning February 23, 2005.

This release contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.